UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

     On November 25, 2010, Telvent GIT, S.A. (the “Company”) and Navarra de Gestión para la Administración S.A. (“NGA”) signed an addendum to the agreement, dated November 23, 2007, by and between Telvent Outsourcing, S.A. (now known as Telvent Global Services, S.A.) and NGA, extending NGA’s option to sell an additional 10% of the shares of Grupo S21 Sec Gestion, S.A. to the Company until May 25, 2012. While the Company has determined that the acquisition and addendum are not material, it is voluntarily furnishing this information to its shareholders.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date:	December 7, 2010